UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE WENDY’S COMPANY
(Exact name of registrant as specified in its charter)

Delaware	38-0471180
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

One Dave Thomas Blvd. Dublin, Ohio	43017
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.10 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable):  N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by The Wendy’s Company, a Delaware corporation (“we,” “us,” “our” or the “Company”), in connection with the registration of its common stock, par value $0.10 per share (the “common stock”), under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the transfer of the listing of its common stock to the NASDAQ Global Select Market.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

General

Our authorized capital stock currently consists of 1,500,000,000 shares of common stock and 100,000,000 shares of preferred stock.  The outstanding shares of common stock are fully paid and nonassessable. Additional authorized but unissued common stock may be issued by our board of directors without the approval of our stockholders.

 Pre-emptive Rights

Under Delaware law, a stockholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in our certificate of incorporation. Our certificate of incorporation does not provide that the stockholders are entitled to pre-emptive rights. Under our certificate of incorporation, the Company is prohibited from issuing its preferred stock to affiliates of the Company, unless offered ratably to the holders of the common stock, subject to an exception in the case that the Company is in financial distress and the reliance on the exception is approved by the audit committee of the board of directors.

 Certain Anti-takeover Provisions

Certain provisions in our certificate of incorporation are intended to discourage or delay a hostile takeover of control of the Company. These provisions, in general terms, (i) provide that the number of directors shall not be less than seven nor more than 15, with the exact number to be determined from time to time by a majority of the board of directors then in office; (ii) provide that vacancies on the board of directors resulting from an increase in size, removal of directors or otherwise may be filled only by a majority of the remaining directors then in office; and (iii) provide certain advance notice procedures for stockholder proposals and director nominations. Each of the provisions has particular anti-takeover effects associated with it, and these effects together with a more detailed description of each provision are set forth below. In addition, the anti-takeover provisions are interrelated and have cumulative anti-takeover effects.

The principal purpose of these provisions is to provide a measure of assurance that a stockholder or group of stockholders owning a controlling interest in the Company’s stock do not exercise their voting power in a manner which our board of directors believes would be to the detriment of the remaining stockholders. The provisions are further intended to make it more difficult for a hostile or unfriendly party to obtain control over the Company by replacing the board of directors.

 Size of the Board of Directors and Filling Vacancies on the Board of Directors

Our certificate of incorporation states that our board of directors must consist of not less than seven nor more than 15 members; provided, however, that the maximum number may be increased to reflect the right of holders of preferred stock to elect directors in certain circumstances. The exact number of directors is to be fixed by a majority vote of the directors then in office and such authority of the board of directors is exclusive. Under the certificate of incorporation, vacancies that may occur between annual meetings, including vacancies caused by an increase in the number of directors, may be filled only by a majority of the remaining directors then in office, even if less than a quorum, subject to the rights of holders of any class or series of preferred stock to elect directors. In addition, our certificate of incorporation provides that any new director elected to fill a vacancy on the board of directors will serve for the remainder of the full term of the director for which the vacancy occurred and that no decrease in the number of directors shall shorten the term of any incumbent director. The purpose of including these provisions with respect to the size of the board of directors and the filling of vacancies in our certificate of incorporation is to prevent the elimination of such provisions through an amendment of the by-laws by a stockholder or group owning or controlling a substantial voting block that would permit stockholders directly to increase the size of the board of directors and to fill vacancies resulting therefrom or otherwise, and thereby enable such stockholder or group of stockholders to elect its own nominees to the vacancies. Such an amendment to the by-laws would be possible because, under Delaware law, stockholders may amend the by-laws without prior approval of the board of directors, whereas our certificate of incorporation may be amended only if our board of directors first approves and recommends such action to stockholders.

 Advance notice requirements for stockholder proposals and director nominations

Our certificate of incorporation establishes advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics at annual stockholders’ meetings.

Stockholders must notify the secretary of the Company in writing prior to the meeting at which the matters are to be acted upon or the directors are to be elected. The notice must contain the information specified in our certificate of incorporation, including, but not limited to, information with respect to the beneficial ownership of our stock by the proposing stockholder and its associates and any voting or similar agreement the proposing stockholder has entered into with respect to our stock. To be timely, the notice must be received at our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the anniversary of the prior year’s annual meeting or no annual meeting of stockholders was held during the prior year, to be timely, notice by the stockholder must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting and the 10th day following the day on which we notify stockholders of the date of the annual meeting by mail or other public disclosure.  In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than the 120th day prior to the special meeting and not later than the later of the 90th day prior to the special meeting and the 10th day following the day on which we notify stockholders of the date of the annual meeting by mail or other public disclosure. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

 Amendment of certificate of incorporation and by-laws

Our certificate of incorporation may be amended in accordance with Delaware law.  The by-laws may be altered, amended or repealed, or new by-laws adopted, by (i) the affirmative vote of stockholders holding not less than a majority of the shares entitled to vote on the election of directors, or (ii) the affirmative vote of not less than two-thirds of the entire board of directors that would then be in office if no vacancies existed, except that the provision in the by-laws requiring the headquarters of the Wendy’s brand to be in the greater Columbus, Ohio area until September 29, 2018 cannot be altered, amended or repealed by our board of directors.

 Indemnification of Directors and Officers

The Company may indemnify any person who is made a party to any suit or proceeding on account of being a director, officer or employee of the Company against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Company’s best interests. In a criminal proceeding, the standard is that the director or officer had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation and by-laws provide that, to the extent not prohibited by law, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the Company, or is or was serving in any capacity at the request of the Company for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement. This right of indemnification is not exclusive of any other rights to which a director or officer may be entitled. Any repeal or modification of the applicable provisions of the certificate of incorporation or by-laws, or Delaware law, will not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part on any such state of facts.

The Company enters into indemnification agreements with its directors and officers indemnifying them against liability they may incur in their capacity as such. The indemnification agreements do not provide indemnification to the extent that the indemnitee is indemnified and has actually received payment from the Company under the certificate of incorporation, its by-laws, its directors’ and officers’ liability insurance, or otherwise. Additionally, the indemnification agreements do not provide indemnification (i) for the return by the indemnitee of any illegal remuneration paid to him or her; (ii) for any profits payable by the indemnitee to the Company pursuant to Section 16(b) of the Exchange Act; (iii) for any liability resulting from the indemnitee’s knowingly fraudulent, dishonest or willful misconduct; or (iv) for any amount the payment of which is not permitted by applicable law.

As permitted by Section 102(b)(7) of the DGCL, the certificate of incorporation includes a provision which eliminates the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of a director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of a dividend and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived any improper personal benefit.

The Company has the power to purchase and maintain insurance in respect of its indemnification obligations.  The Company carries directors’ and officers’ liability insurance covering losses up to specified amounts.

Under Delaware law, a member of our board of directors, or a member of any committee designated by our board of directors, will, in the performance of his or her duties, be fully protected in relying in good faith upon the Company’s records and upon such information, opinions, reports or statements presented to it by any of the Company’s officers or employees, or committees of our board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by the Company or on its behalf.

 Dividend Rights

The by-laws provide that our board of directors, from time to time, may determine whether any, and, if any, what part of the net profits of the Company, or of its net assets in excess of its capital, available therefor pursuant to law and the certificate of incorporation, shall be declared as dividends on the stock of the Company.

 Voting Rights

The holders of our common stock possess voting power for the election of directors and for all other corporate purposes.  Each share of common stock is entitled to one vote on each matter properly brought before the stockholders for their vote.  Holders of common stock are not entitled to cumulate votes in director elections.

 Liquidation Rights

In the event of the liquidation, dissolution or winding up of the Company, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding must first be satisfied in full.  Following such payments, the holders of our common stock will be entitled to receive their ratable and proportionate share of any remaining assets of the Company.

Other Rights

Holders of our common stock have no subscription, redemption, conversion or exchange rights.  Holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Our certificate of incorporation, as amended, and by-laws are filed as Exhibits 3.1, 3.2 and 3.3 hereto and are incorporated into this Item 1 by reference.

Item 2. Exhibits.

The following exhibits are being filed as part of this registration statement and are incorporated by reference herein.

Exhibit Number	Description of Exhibit

3.1
Restated Certificate of Incorporation of Wendy’s/Arby’s Group, Inc., as filed with the Secretary of State of the State of Delaware on May 26, 2011, incorporated herein by reference to Exhibit 3.1 of the Wendy’s/Arby’s Group, Inc. Current Report on Form 8-K filed on May 31, 2011 (SEC file no. 001-02207).

3.2
Certificate of Ownership and Merger of The Wendy’s Company, incorporated herein by reference to Exhibit 3.1 of The Wendy’s Company and Wendy’s Restaurants, LLC Current Reports on Form 8-K filed on July 5, 2011 (SEC file nos. 001-02207 and 333-161613, respectively).

3.3
By-Laws of The Wendy’s Company, as amended and restated as of August 8, 2011, incorporated herein by reference to Exhibit 3.3 to The Wendy’s Company Form 10-Q for the quarter ended July 3, 2011 (SEC file no. 001-02207).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 23, 2011

THE WENDY’S COMPANY
By:	/s/ Dana Klein
	Name:	Dana Klein
	Title:	Senior Vice President—Corporate and Securities Counsel, and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1
Restated Certificate of Incorporation of Wendy’s/Arby’s Group, Inc., as filed with the Secretary of State of the State of Delaware on May 26, 2011, incorporated herein by reference to Exhibit 3.1 of the Wendy’s/Arby’s Group, Inc. Current Report on Form 8-K filed on May 31, 2011 (SEC file no. 001-02207).

3.2
Certificate of Ownership and Merger of The Wendy’s Company, incorporated herein by reference to Exhibit 3.1 of The Wendy’s Company and Wendy’s Restaurants, LLC Current Reports on Form 8-K filed on July 5, 2011 (SEC file nos. 001-02207 and 333-161613, respectively).

3.3
By-Laws of The Wendy’s Company, as amended and restated as of August 8, 2011, incorporated herein by reference to Exhibit 3.3 to The Wendy’s Company Form 10-Q for the quarter ended July 3, 2011 (SEC file no. 001-02207).